SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S FIRST QUARTER OF 2013

FINANCIAL AND OPERATING REPORT

Mexico City, April 18, 2013 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the first quarter of 2013.

•

América Móvil finished March with 328.2 million accesses, 7.4% more than in the first quarter of last year. This figure comprises 262.9 million wireless subscribers, 30.3 million landlines, 17.8 million broadband accesses and 17.2 million PayTV clients. Our wireless subscriber base rose 6.9% year-on-year and fixed RGUs were up 9.5%.

•

On the wireless front, Brazil added 1.1 million clients and Mexico 854 thousand. Tracfone in the US gained 839 thousand, twice as many as last year’s. Colombia reported disconnections of 2.7 million as a result of changes in our reporting policy. In Central America, we obtained 429 thousand new clients and Chile, Ecuador and Peru added more than 200 thousand each.

•	We added 1.1 million RGUs in the first quarter, including 753 thousand PayTV subscriptions and 568 thousand broadband accesses. Outside Mexico, 56% of our fixed net additions were triple-play bundles.
•

Our first quarter revenues totaled 193.0 billion pesos. They were slightly higher than those of the prior year in Mexican peso terms, and 6.1% greater at constant exchange rates, with service revenues growing 4.6% led by mobile data and by PayTV, whose revenues expanded 25.6% and 20.6% respectively

•

EBITDA totaled 63.8 billion pesos and was down 6.8% in peso terms while our operating profit came in at 38.7 billion pesos and declined 10.1% in peso terms from the year before. At constant exchange rates, EBITDA improved from the prior quarter declining 1.4% year-on-year, less than the 3.7% rate of the preceding quarter.

•

Our net profit for the quarter totaled 26.9 billion pesos, up nearly 80% from the precedent one although down from the year-earlier quarter, partly on account of the lower operating profits and also due to the even larger foreign exchange gains that we had then. Our net profit was equivalent to 36 peso cents per share and 56 dollar cents per ADR.

•

After capital outlays of 36.5 billion pesos including capital expenditures of 20.4 billion pesos and share buy-backs of 16.0 billion pesos in the quarter, net debt was down 8.2 billion pesos from December 2012 to 364.0 billion pesos at the end of March partly as a result of the stronger peso. Net debt was equivalent to 1.42 times EBITDA (LTM).

América Móvil Fundamentals (IFRS)

	1Q13	1Q12	Var. %
EPS (Mex$) (1)	0.36	0.42	-15.9%
Earning per ADR (US$) (2)	0.56	0.65	-13.6%
Net Income (millions of Mex$)	26,871	32,532	-17.4%
Average Shares Outstanding (billion) (3)	75.48	76.81	-1.7%
Average ADRs Outstanding (millions) (4)	724	881	-17.8%
(1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011 (4) As per Bank of NY Mellon

Relevant Events

In February, we announced our intention to support KPN’s recapitalization program by virtue of which the company will raise equity in the amount of 3 billion euros via a rights issue and will place hybrid bonds in the amount of 2 billion euros. These transactions will result in the equivalent of 4 billion euros in new equity credit from the perspective of the credit rating agencies.  We will subscribe our pro rata share of the new shares to be issued.

We entered into a relationship agreement with KPN under which, among other things, AMX will be permitted to evaluate and monitor the use of the proceeds arising from the capital raise. Under the agreement AMX and KPN will be sharing their expertise on operational and financial matters, with AMX nominating two directors to KPN’s Supervisory Board.

On  February 25th we issued the second tranche of our Global Peso Program, placing bonds in the amount of 7.5 billion Mexican pesos. The notes mature in 2022 and carry a coupon of 6.45%. The yield to investors of this second issue was 5.76%.  The outstanding amount of 2022 Global peso bonds rose to 22.5 billion pesos, making it one of the most liquid non-governmental securities in local currency markets.

On March 21st, we announced that the International Olympic Committee awarded us the right to broadcast the XXII Olympic Winter Games in Sochi, Russia in 2014 and the Games of the XXXI Olympiad in Rio de Janeiro, Brazil in 2016. AMX has acquired exclusive broadcasting rights on all media platforms across Latin America except for Brazil.

América Móvil’s Subsidiaries as of March 2013

Country	Brand	Business	Equity Participation	Consolidation Method
Mexico	Telcel	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	97.6%	Global Consolidation Method
	Sección Amarilla (1)	other	100.0%	Global Consolidation Method
	Telvista	other	88.9% (2)	Global Consolidation Method
Argentina	Claro	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	99.6%	Global Consolidation Method
Brazil	Claro	wireless	100.0%	Global Consolidation Method
	Embratel(1)	wireline	95.4%	Global Consolidation Method
	Net	Cable	88.0%	Global Consolidation Method
Chile	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
Colombia	Claro	wireless	99.4%	Global Consolidation Method
	Telmex	wireline	99.3%	Global Consolidation Method
Costa Rica	Claro	wireless	100.0%	Global Consolidation Method
Dominicana	Claro	wireless/wireline	100.0%	Global Consolidation Method
Ecuador	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
El Salvador	Claro	wireless/wireline	95.8%	Global Consolidation Method
Guatemala	Claro	wireless/wireline	99.3%	Global Consolidation Method
Honduras	Claro	wireless/wireline	100.0%	Global Consolidation Method
Nicaragua	Claro	wireless/wireline	99.6%	Global Consolidation Method
Panama	Claro	wireless	100.0%	Global Consolidation Method
Paraguay	Claro	wireless	100.0%	Global Consolidation Method
Peru	Claro	wireless	100.0%	Global Consolidation Method
Puerto Rico	Claro	wireless/wireline	100.0%	Global Consolidation Method
Uruguay	Claro	wireless/ wireline	100.0%	Global Consolidation Method
USA	Tracfone	wireless	98.2%	Global Consolidation Method
The Netherlands	KPN	wireless/wireline	29.8%	Equity Method
Austria	Telekom Austria	wireless/wireline	23.7%	Equity Method
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.6%
(2) AMX owns directly 45% and 45% through its subsidiary Telmex

Total Accesses

We ended March with 328.2 million access lines, 7.4% more than a year before.  This figure includes 262.9 million wireless subscribers, 30.3 million landlines, 17.8 million broadband accesses and 17.2 million PayTV units. Our wireless subscriber base increased 6.9% year-on-year while fixed-RGUs were up 9.5%, with fixed-line accesses in South America climbing 18.3% year-on-year.

Wireless Subscribers

We added 1.4 million wireless subscribers in the first quarter after disconnections of 2.7 million in Colombia as a result of changes in our reporting policy. Brazil added 1.1 million clients and Mexico 854 thousand. Net subscriber gains in the US—839 thousand—more than doubled those of last year. In Central America, we obtained 429 thousand new clients and Chile, Ecuador and Peru added more than 200 thousand each.

Postpaid net additions for the period were 1.1 million, 12.7% more than in the year-earlier quarter. Brazil gained 347 thousand postpaid clients, exceeding by 78.3% those obtained in 2012. Mexico registered 223 thousand new postpaid clients which accounts for more than a fourth of its total net adds. All our operations in Central and South America registered greater net adds than those of the same quarter of the prior year, except for Colombia and Chile.

Wireless Subscribers as of March 2013
Thousands
	Total(1)
Country	Mar'13	Dec'12	Var.%	Mar'12	Var.%
Mexico	71,220	70,366	1.2%	66,737	6.7%
Brazil	66,308	65,238	1.6%	61,596	7.7%
Chile	6,375	6,174 q	3.2%	5,656	12.7%
Argentina, Paraguay and Uruguay	21,392	21,258	0.6%	21,015	1.8%
Colombia	27,661	30,371	-8.9%	29,020	-4.7%
Ecuador	12,007	11,758	2.1%	11,149	7.7%
Peru	13,137	12,881	2.0%	11,612	13.1%
Central America* and Caribbean	21,581	21,119	2.2%	19,053	13.3%
USA	23,230	22,392	3.7%	20,131	15.4%
Total Wireless Lines	262,910	261,558	0.5%	245,969	6.9%

Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. *Central America includes Panama and Costa Rica in every table.

Fixed Revenue Generating Units

We added 1.1 million RGUs in the first quarter, including 753 thousand PayTV subscriptions and 568 thousand broadband accesses. Outside Mexico, we connected 304 thousand fixed-voice lines. Nonetheless, single-line accesses are being displaced by triple-play bundles, with the former coming down by the equivalent of 43% of the net adds of RGUs and the latter accounting for 76% of those net adds. Excluding Mexico where we can not yet offer PayTV services, triple-play bundles represented 56% of net adds, double-play packages 30% and single-play 13%.

In Brazil—our largest fixed-line operation—we ended March with 29.7 million RGUs, 18.7% more than a year before. PayTV and broadband were the main drivers of growth reflecting increases of  24.1% and 22.7%, respectively. Mexico had 22.3 million RGUs, Central America and the Caribbean had 6.2 million and Colombia 4.3 million. In relative terms, Ecuador and the Argentinean Block are showing the fastest growth rates of around 35%, followed by Peru with 20.8%.

Fixed-Line and Other Accesses (RGUs) as of March 2013
Thousands
	Total
Country	Mar'13	Dec'12	Var.%	Mar'12	Var.%
Mexico	22,298	22,669	-1.6%	22,668	-1.6%
Brazil	29,680	28,587	3.8%	25,013	18.7%
Colombia	4,333	4,195	3.3%	3,734	16.0%
Ecuador	261	248	5.4%	190	37.9%
Peru	894	873	2.4%	740	20.8%
Argentina, Paraguay and Uruguay	452	437	3.4%	335	34.8%
Chile	1,120	1,071	4.6%	1,041	7.6%
Central America and Caribbean	6,210	6,061	2.4%	5,851	6.1%
Tolal RGUs	65,248	64,140	1.7%	59,571	9.5%
*Fixed Line, Broadband and Television (Cable & DTH)

América Móvil Consolidated Results

The global economy continued to face strong headwinds in the first quarter of the year, with expected economic growth for 2013 worsening even further in Europe and China. In Latin America, several countries saw their economies weaken more in the face of softer commodity prices.

In spite of the above, access growth remained relatively strong.  In relative terms, and before considering subscriber disconnections in Colombia arising from a change in our commercial policy, net new access lines exceeded by 8.3% those obtained in the first quarter of 2012.

Our first quarter revenues totaled 193.0 billion pesos.  They were slightly higher than those of the prior year in Mexican peso terms.  As has been the case in prior quarters, the peso continued to gain ground vis-a-vis the U.S. dollar and other Latam currencies, with the result that when translated into pesos, the rate of growth of the revenues of our international operations falls below their rate of growth in local currency terms.

On average, the peso appreciated 2.8% vs. the dollar, 16.2% vs. the real, 18.8% vs. the Argentinean peso and 2.3% vs. the Colombian peso compared to the year-earlier quarter.

Correcting for this, our revenues increased by 6.1% year-on-year (at constant exchange rates), with service revenues growing 4.6% led by mobile data and by PayTV, whose revenues expanded 25.6% and 19.8% respectively. Fixed-data revenues accelerated to 6.6% after a one-off decline in Mexico in the prior quarter, while fixed-line voice recovered somewhat declining at a lower pace, -5.9%, than it had the prior quarter, -7.2%. The growth of the fixed-line platform was led by the offerings of triple-play packages: 56% of net RGU adds—excluding Mexico, where we cannot yet provide PayTV services—were sold under such bundles.

From a regional perspective, service-revenue growth remained flat in Mexico relative to the first quarter of the previous year, -1.6%, decelerated in South America—together with the local economies—to 5.0% and accelerated in the U.S. where it rose to 32.3%.

As regards EBITDA, it totaled 63.8 billion pesos and was down 6.8% in peso terms while our operating profit came in at 38.7 billion pesos and was down 10.1% in peso terms from the year before. At constant exchange rates, EBITDA improved from the prior quarter declining 1.4% year-on-year, less than the 3.7% rate of the preceding quarter.

We posted a 1.4 billion peso comprehensive financial income, with foreign exchange gains of 17.4 billion pesos more than offsetting our net interest payments and other financial expenses. The foreign exchange gains arose mostly from the appreciation of the peso vs. the dollar, and of the dollar vs. the euro.

América Móvil’s Income Statement (IFRS)
Millions of Mexican pesos
	1Q13	1Q12	Var.%
Service Revenues	174,523	177,142	-1.5%
Equipment Revenues	18,436	15,356	20.1%
Total Revenues	192,959	192,498	0.2%

Cost of Service	60,252	57,352	5.1%
Cost of Equipment	27,493	25,696	7.0%
Selling, General & Administrative Expenses	39,461	39,288	0.4%
Others	1,935	1,659	16.7%
Total Costs and Expenses	129,141	123,994	4.2%

EBITDA	63,818	68,504	-6.8%
% of Total Revenues	33.1%	35.6%

Depreciation & Amortization	25,162	25,506	-1.3%

EBIT	38,656	42,998	-10.1%
% of Total Revenues	20.0%	22.3%
Net Interest Expense	5,005	4,522	10.7%
Other Financial Expenses	10,956	10,127	8.2%
Foreign Exchange Loss	-17,359	-19,280	10.0%
Comprehensive Financing Cost (Income)	-1,399	-4,631	69.8%
Income & Deferred Taxes	12,840	14,911	-13.9%
Net Income before Minority Interest and Equity	27,215	32,718	-16.8%
Participation in Results of Affiliates minus
Equity Participation in Results of Affiliates*	-308	13	n.m.
Minority Interest	-36	-199	82.1%
Net Income	26,871	32,532	-17.4%
n.m. Not meaningful *Includes results of KPN

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated
Millions of Mexican Pesos
	Mar '13	Dec '12	Var.%		Mar '13	Dec '12	Var.%

Current Assets				Current Liabilities
Cash & Securities	37,046	45,487	-18.6%	Short Term Debt**	21,720	13,622	59.5%
Accounts Receivable	113,541	122,986	-7.7%	Accounts Payable	181,410	189,081	-4.1%
Other Current Assets	18,701	11,961	56.4%	Other Current Liabilities	50,314	50,156	0.3%
Inventories	29,124	28,698	1.5%		253,444	252,859	0.2%
	198,413	209,131	-5.1%

Non Current Assets
Plant & Equipment	480,032	500,434	-4.1%
Investments in Affiliates	72,925	73,116	n.a.	Non Current Liabilities

				Long Term Debt	379,304	404,048	-6.1%
Deferred Assets				Other Non Current Liabilities	70,108	72,849	-3.8%
Goodwill (Net)	97,213	99,706	-2.5%		449,411	476,897	-5.8%
Intangible Assets	42,957	45,196	-5.0%
Deferred Assets	57,430	57,021	0.7%	Shareholder's Equity	246,114	254,848	-3.4%

Total Assets	948,969	984,604	-3.6%	Total Liabilities and Equity	948,969	984,604	-3.6%
** Includes current portion of Long Term Debt

Our net profit for the quarter totaled 26.9 billion pesos, up nearly 80% from the precedent one although down from the year-earlier quarter, partly on account of the lower operating profits and partly on account of the even larger foreign exchange gains that we had then. Our net profit represented 36 peso cents per share and 56 dollar cents per ADR.

Net debt totaled 364.0 billion pesos at the end of March, it was equivalent to 1.42 times EBITDA (LTM)—and gross debt to 1.57 times EBITDA—. It was down 8.2 billion pesos even after capital expenditures of 20.4 billion pesos and share buy-backs of 16.0 billion pesos in the quarter.

The major investments we are undertaking to deploy fast networks—4G, fiber-optics, etc.—will provide us with an unparalleled capacity to provide data services throughout the region in the coming years. We will be well positioned to take advantage of what we expect will be a rapid uptake of smartphones and tablets by both postpaid clients and the mass market as prices of the devices continue to decline.

Financial Debt of América Móvil*
Millions of U.S. dollars
	Dec-12	Mar-13
Peso - denominated debt	6,089	7,025
Bonds and other securities	6,089	7,025
Banks and others	0	0
U.S. Dollar - denominated debt	15,721	15,644
Bonds and other securities	15,098	15,098
Banks and others	623	547
Debt denominated in other currencies	10,294	9,790
Bonds and other securities	10,257	9,619
Banks and others	38	171
Total Debt	32,104	32,459

*This chart does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure.

Mexico

We ended March with 71.2 million subscribers, 6.7% more than a year before, with our postpaid base expanding twice as fast. Fixed-line accesses declined 1.6% as the expansion of broadband acceses, 6.4%, did not fully compensate for the 6.0% reduction in fixed telephony lines. We continue to show a positive balance from MNP.

Our subscriber market share of the postpaid wireless market stood at 54% at the end of 2012; we estimate that our market share of revenues was smaller. In the prepaid segment, our subscriber market share stood at 72.8%. This figure reflects the fact that Telcel is the only operator serving around 85,000 communities in Mexico, out of a total of approximately 185,000. The presence of Telcel in those communities does not arise from any mandatory obligations contained in its concession title. Rather, it was determined by the business model adopted by Telcel that sought to distinguish itself from its competitors by having the best coverage. Telcel’s competitors did not face—and do not do so now—any limitations, regulatory or otherwise, to their investing in those regions. Telcel’s coverage was all built in the nearly twenty years that have elapsed since it was privatized and was not part of the legacy business of Telmex.

In the case of Telmex, its market share of fixed lines stood at 75.3% at the end of 2011.  It was lower than the 77.4% average of the 33 countries tracked by Merrill Lynch, all of them middle and high-income countries except for India and China (see Merrill Lynch’s Global Wireline Matrix, August 10, 2012). In fact, in only 12 out of the 33 countries mentioned above was the incumbent’s market share lower than in Mexico.

Telmex has a presence in 23,462 communities. Providing the service in approximately 22 thousand of them is uneconomical and as such those communities, where there are 1.3 million landlines, have not attracted any competitors. Serving the remaining 1,461 communities is profitable por Telmex. Nonetheless, in 807 of them—where there are 3.9 million landlines—Telmex has no competitors because other operators have chosen not to be there, even if they can be profitable. So it is that Telmex only faces competition in 654 communities, the ones with higher density that happen to be the more profitable ones to serve. They have 9.0 million landlines. Competition is intense in those areas particularly in the A segment, where Telmex’ market share is slightly less than 50%. As Telmex moves down the income ladder to serve lower income clients there tends to be less competition, leading to a higher market share in the lower-income segments.

Our Mexican revenues were flat year-on-year at 66.3 billion pesos, with mobile revenues rising 2.5% to 42.3 billion pesos and fixed-line revenues falling 1.6%, their smallest decline in several quarters, to 25.9 billion pesos. The transfer of Telmex to its clients, beginning in 2012, of the full benefit of the reduction in mobile termination rates showed up in all the annual comparisons that took place throughout 2012. It has been almost fully absorbed and is not expected to continue to have as much of an impact on the annual comparisons.

On the mobile side, voice revenues continued their decline but seemed to be firming up towards the end of the quarter. Part of the reduction in voice revenues was associated with the Easter vacations having taken place in the quarter. MOUs rose 10.2% to 275 minutes per month while prices per minute of voice came down 21.0% to 36 peso cents, or slightly less than 3 dollar cents, ranking the lowest, along the U.S., of the OECD countries as published in the Merill Lynch’s Global Wireless Matrix using the exact same methodology.

EBITDA came in at 30.3 billion pesos and was down 2.7% from the year-earlier quarter as the EBITDA margin fell to 45.8%, a reduction of 1.3 percentage points from the year before.

Income Statement (IFRS)
Mexico
Millions of MxP
	1Q13	1Q12	Var.%

Total Revenues	66,272	66,221	0.1%
Wireless Revenues	42,339	41,298	2.5%
Service Revenues	35,315	35,153	0.5%
Equipment Revenues	6,940	6,108	13.6%

Fixed Line and Other Revenues	25,918	26,336	-1.6%

EBITDA	30,330	31,166	-2.7%
% total revenues	45.8%	47.1%

EBIT	24,090	25,051	-3.8%
%	36.4%	37.8%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)
	1Q13	1Q12	Var.%
Wireless Subscribers (thousands)	71,220	66,737	6.7%
Postpaid	8,833	7,777	13.6%
Prepaid**	62,387	58,960	5.8%
MOU	275	250	10.2%
ARPU (MxP)	166	177	-6.3%
Churn (%)	3.5%	3.6%	(0.2)
Revenue Generating Units (RGUs)*	22,298	22,668	-1.6%
* Fixed Line and Broadband
** The annual comparison is affected by the change in churn policy effective as of December 2011.

We have expanded our 4G-LTE footprint to 10 cities at the end of March.

Argentina, Paraguay and Uruguay

At the end of March, our operations in Argentina, Paraguay and Uruguay had 21.4 million wireless subscribers, 1.8% more than a year before, with our postpaid subscriber base rising 6.1% in the period. We added 134 thousand clients in the quarter, of which more than half were postpaid. Net additions of contract clients were nearly three times greater than those obtained in the same quarter of 2012. We also had 452 thousand RGUs, 34.8% more than a year before.

First quarter revenues, nearly four billion Argentinean pesos, were up 14.3% year-on-year. Wireless service revenue growth was 11.6% driven by data revenues that rose 34.9% over the prior year. Greater adoption of smartphones and attractive commercial plans helped accelerate the pace of growth of data revenues, which has been instrumental in bringing about a 9.4% increase in ARPU. Fixed-line revenues were up 26.3% over the year, supported mainly by broadband growth and corporate data services that expanded 30.5% year-on-year, but also by the growth of PayTV revenues in Paraguay.

EBITDA of 1.3 billion Argentinean pesos rose 3.2% year-on-year and was equivalent to 33.6% of revenues. The strong growth of postpaid clients had a bearing on the EBITDA margin.

We continue to show a positive balance from Mobile Number Portability in Argentina.

Income Statement (IFRS)
Argentina, Paraguay & Uruguay
Millions of ARP
	1Q13	1Q12	Var.%

Total Revenues	3,959	3,464	14.3%
Wireless Revenues	3,722	3,263	14.1%
Service Revenues	3,214	2,879	11.6%
Equipment Revenues	507	378	33.9%

Fixed Line and Other Revenues	253	200	26.3%

EBITDA	1,330	1,289	3.2%
% total revenues	33.6%	37.2%

EBIT	1,073	1,071	0.2%
%	27.1%	30.9%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Uruguay & Paraguay Operating Data (IFRS)
	1Q13	1Q12	Var.%
Wireless Subscribers (thousands)	21,392	21,015	1.8%
Postpaid	2,940	2,770	6.1%
Prepaid	18,452	18,245	1.1%
MOU	133	141	-5.6%
ARPU (ARP)	50	46	9.4%
Churn (%)	1.8%	2.3%	(0.5)
Revenue Generating Units (RGUs)	452	335	34.8%
* Fixed Line, Broadband and Pay TV

Brazil

Our Brazilian operations ended the quarter with 29.7 million fixed-line access and 66.3 million wireless subscribers. They were up 18.7% and 7.7% respectively, with PayTV clients growing 24.1% and fixed-broadband accesses 22.7%. Triple-play packages drove the expansion of the fixed-line platform, explaining 58% of the net RGU additions in the quarter. On the mobile platform postpaid net adds rose 78% from the year before to 347 thousand subs.

First quarter revenues were up 3.0% year-on-year to 7.9 billion reais, with fixed line revenues of 5.1 billion reais growing 6.4% and mobile revenues of 3.1 billion reais declining 3.3%. Fixed-line revenues, which account for 64% of our Brazilian revenues, now exceed by 24% those of Mexico.

PayTV revenues rose 21.4% followed by mobile data revenues with 13.9% and fixed data revenues that accelerated to 7.2%. Voice revenues were off in both the mobile and fixed-line platforms. The average price per minute of voice plummeted 27.3% vs. the year-earlier quarter, to 9 real cents.

EBITDA was down 3.1% from the prior year to 1.9 billion reais, as the margin declined to 24.6%. Approximately half of the margin decline was explained by subscriber acquisition costs, partly on account of faster postpaid growth.

We have expanded our 4G-LTE coverage to 18 cities at the end of March.

Income Statement (IFRS)
Brazil
Millions of BrL
	1Q13	1Q12	Var.%

Total Revenues	7,890	7,661	3.0%
Wireless Revenues	3,148	3,255	-3.3%
Service Revenues	2,936	3,057	-4.0%
Equipment Revenues	211	194	8.9%

Fixed Line and Other Revenues	5,080	4,773	6.4%

EBITDA	1,940	2,003	-3.1%
% total revenues	24.6%	26.1%

EBIT	446	620	-28.1%
%	5.6%	8.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)
	1Q13	1Q12	Var.%
Wireless Subscribers (thousands)	66,308	61,596	7.7%
Postpaid	13,416	12,864	4.3%
Prepaid	52,892	48,732	8.5%
MOU	121	105	15.8%
ARPU (BrL)	15	17	-11.1%
Churn (%)	3.1%	3.7%	(0.6)
Revenue Generating Units (RGUs)*	29,680	25,013	18.7%
* Fixed Line, Broadband and Television

Colombia

We are reporting disconnections of 2.7 million wireless subscribers in the quarter as we changed our policy to keep as active subs only those clients that are effectively consuming. At the end of March, and after phasing in the new policy, we had 27.7 million clients. On the fixed-line platform we had 4.3 million RGUs, 16.0% more than a year before. Our market share of the fixed voice segment stood at 14.1% whereas that of the fixed-broadband market reached 28.8%.  Both market shares have increased more than three percentage points in the last twelve months on the back of our strong investments in the sector.

Total revenues for the quarter were 2.6 trillion Colombian pesos, 7.0% higher than in the precedent year. Wireless service revenues increased 3.9% over the year to 1.8 trillion Colombian pesos buoyed by data that rose 34.2%. Voice revenues declined 3.9% as a result of the 50% reduction in the mobile termination rate that Claro charges other operators that became effective on January 30th. In spite of the latter, ARPU was up 3.7% as compared to the same period of 2012. Fixed line revenues expanded 16.2%, they represent almost 20% of the total.

Our EBITDA, 1.1 trillion Colombian pesos, was down 3.7% on account of increased subscriber acquisition costs linked to the growth of our postpaid base, specially smartphones in data plans.

More than 68 thousand subscribers have ported their lines to Claro in the first quarter. We are favored by consumers as i) we have the best coverage in Colombia, with presence in 99% of the municipalities in the country; ii) we have consistently been the early adopter of new technologies, allowing our clients to navigate with the highest data-transmission speeds; iii) we offer competitive prices which on average have fallen by more than 40% in the last five years and are today amongst the lowest in Latin America.

Income Statement (IFRS)
Colombia
Billions of COP
	1Q13	1Q12	Var.%

Total Revenues	2,568	2,401	7.0%
Wireless Revenues	2,061	1,957	5.3%
Service Revenues	1,802	1,735	3.9%
Equipment Revenues	254	217	16.8%

Fixed Line and Other Revenues	497	428	16.2%

EBITDA	1,087	1,129	-3.7%
% total revenues	42.3%	47.0%

EBIT	758	811	-6.6%
%	29.5%	33.8%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)
	1Q13	1Q12	Var.%
Wireless Subscribers (thousands)	27,661	29,020	-4.7%
Postpaid	5,451	4,901	11.2%
Prepaid**	22,209	24,119	-7.9%
MOU	226	230	-1.9%
ARPU (CoP)	20,714	19,979	3.7%
Churn (%)	6.8%	4.2%	2.6
Revenue Generating Units (RGUs)*	4,333	3,734	16.0%
* Fixed Line, Broadband and Television
** The annual comparison is affected by the change in churn policy effective as of December 2011.

Chile

We added 200 thousand new subscribers in the quarter, finishing March with 6.4 million wireless subscribers. Net additions were 67.4% greater than those obtained in the first quarter of 2012. RGUs totaled 1.1 million; they were up 7.6% year-on-year, with broadband being the main driver.

Total revenues of 184.9 billion Chilean pesos were up 11.5% year-on-year. Wireless data revenues soared 45.6% helping bring about a 6.9% increase in mobile service revenues. Voice revenues declined slightly as traffic was unable to compensate for the 14.6%reduction in the average price per minute. Fixed line revenues increased 2.4% over the year and accounted for 28% of the total.

EBITDA came down to 6.8 billion Chilean pesos. The margin came in at 3.7% contracting by 4 percentage points in the year. The reduction was linked to an increase in overall subscriber acquisition costs and to a lesser extent, to an increase of interconnection costs.

In the first quarter, we gained 28.6 thousand clients from Mobile Number Portability.

Income Statement (IFRS)
Chile
Millions of ChP
	1Q13	1Q12	Var.%

Total Revenues	184,858	165,832	11.5%
Wireless Revenues	134,998	117,760	14.6%
Service Revenues	110,782	103,680	6.9%
Equipment Revenues	24,175	14,271	69.4%

Fixed Line and Other Revenues	52,406	51,181	2.4%

EBITDA	6,773	12,742	-46.8%
% total revenues	3.7%	7.7%

EBIT	-36,145	-21,716	-66.4%
%	-19.6%	-13.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)
	1Q13	1Q12	Var.%
Wireless Subscribers (thousands)	6,375	5,656	12.7%
Postpaid	1,200	1,103	8.8%
Prepaid	5,175	4,554	13.6%
MOU	224	218	2.9%
ARPU (ChP)	5,896	6,195	-4.8%
Churn (%)	4.8%	5.6%	(0.7)
Revenue Generating Units (RGUs)*	1,120	1,041	7.6%
* Fixed Line and Broadband and Television

Ecuador

Our wireless subscriber base topped 12 million, up 7.7% compared with the prior year. Our postpaid subscriber base grew at a much faster pace: 22.5%. Net additions for the quarter were 249 thousand, 172.7% more than a year before; 34.0% of those were contracts. Our fixed-RGUs reached 261 thousand by the end of March, up 37.9% year-on-year.

Total revenues for the quarter, 412 million dollars, were 7.9% higher than the precedent year. Wireless service revenues increased 6.1% in an annual fashion driven by data that grew 37.3%. The growth rate of data services continues to accelerate, thus revenues derived from value added services now represent 35.8% of wireless service revenues. Wireline revenues increased 31.7% over the year to 13 million dollars.

We generated EBITDA of 194 million dollars in the quarter, 6.1% more than in 2012. The margin for the period stood at 47.2%; slightly lower than in the prior year, in spite of the accelerated growth pace, specially of our postpaid segment which is increasingly moving towards smartphones and tablets with data plans.

We remain the preferred operator in the Ecuadorian market reflected in the results of Mobile Number Portability.

Income Statement (IFRS)
Ecuador
Millions of Dollars
	1Q13	1Q12	Var.%

Total Revenues	412	381	7.9%
Wireless Revenues	400	372	7.4%
Service Revenues	343	323	6.1%
Equipment Revenues	57	49	16.9%

Fixed Line and Other Revenues	13	10	31.7%

EBITDA	194	183	6.1%
% total revenues	47.2%	48.0%

EBIT	149	142	5.1%
%	36.2%	37.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)
	1Q13	1Q12	Var.%
Wireless Subscribers (thousands)	12,007	11,149	7.7%
Postpaid	2,121	1,732	22.5%
Prepaid**	9,886	9,417	5.0%
MOU	152	163	-7.2%
ARPU (US$)	10	10	-0.9%
Churn (%)	1.3%	2.2%	(0.9)
Revenue Generating Units (RGUs)*	261	190	37.9%
* Fixed Line, Broadband and Television
** The annual comparison is affected by the change in churn policy effective as of December 2011.

Peru

We added 256 thousand new clients in the quarter; postpaid net additions accounted for 76.1% of the total and they were 38.5% higher than the same period of 2012. We ended March with 13.1 million wireless subscribers, 13.1% above last year’s, while our postpaid subscriber base rose 41.8%. We also had 894 thousand RGUs, 20.8% more than a year before.

We obtained revenues of 1.1 billion soles; a year-over-year increase of 12.7%. Wireless service revenues expanded 13.3% on the back of data growth which was 30.6%. Additionally, around 95% of our postpaid gross additions are acquiring plans that include data. Fixed line revenues grew 17.6% annually to 138 million soles.

First quarter EBITDA was 480 million soles, 14.1% above 2012 with an EBITDA margin of 42.1%. Albeit the accelerated growth pace of our postpaid base, we managed to increase the margin by 500 basis points.

We have gained from Mobile Number Portability nearly 18 thousand new subscribers in the first three months of 2013.

Income Statement (IFRS)
Perú
Millones de Soles
	1Q13	1Q12	Var.%

Total Revenues	1,141	1,012	12.7%
Wireless Revenues	1,003	895	12.1%
Service Revenues	876	773	13.3%
Equipment Revenues	123	121	1.3%

Fixed Line and Other Revenues	138	117	17.6%

EBITDA	480	421	14.1%
% total revenues	42.1%	41.6%

EBIT	337	307	9.9%
%	29.5%	30.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)
	1Q13	1Q12	Var.%
Wireless Subscribers (thousands)	13,137	11,612	13.1%
Postpaid	2,878	2,030	41.8%
Prepaid	10,259	9,582	7.1%
MOU	104	109	-3.9%
ARPU (Sol)	22	23	-1.3%
Churn (%)	3.4%	3.2%	0.2
Revenue Generating Units (RGUs)*	894	740	20.8%
* Fixed Line, Broadband and Television

Central America and the Caribbean

Our combined operations in Central America and the Caribbean ended the quarter with 21.6 million wireless subscribers, 13.3% more than in the prior year. Our postpaid base rose 18.3% and net additions of the contract segment were 5.3% higher than a year before at 90 thousand. As regards, our fixed-line division, added 148 thousand RGUs to finish the quarter with 6.2 million, 6.1% more than in 2012. Broadband is the fastest growing division increasing 11.9% on an annual basis.

Total revenues were virtually identical to those of the same period of the precedent year. Wireless service revenues were 3.7% higher than a year before; data revenues were up 26.6%, offsetting the decline of voice revenues caused by a reduction of the average price per minute of voice of 12.8%. On the other hand, fixed-line revenues were down 3.5% relative to last year, as the increase in pay TV and broadband revenues were not enough to offset the decline in fixed voice revenues.

The quarter’s EBITDA increased 15.6% year-on-year to 327 million dollars. The margin for the period was 34.3%; it climbed 4.6 percentage points in twelve months.

Income Statement (IFRS)
Central America and The Caribbean
Millions of Dollars
	1Q13	1Q12	Var.%

Total Revenues	954	954	0.0%
Wireless Revenues	557	543	2.5%
Service Revenues	519	500	3.7%
Equipment Revenues	38	43	-11.3%

Fixed Line and Other Revenues	397	412	-3.5%

EBITDA	327	283	15.6%
% total revenues	34.3%	29.7%

EBIT	69	13	n.m.
%	7.2%	1.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America and the Caribbean Operating Data (IFRS)
	1Q13	1Q12	Var.%
Wireless Subscribers (thousands)	21,581	19,053	13.3%
Postpaid	2,966	2,507	18.3%
Prepaid	18,614	16,547	12.5%
MOU	195	203	-4.2%
ARPU (US$)	8	9	-8.2%
Churn (%)	3.7%	3.4%	0.3
Revenue Generating Units (RGUs)*	6,210	5,851	6.1%
* Fixed Line, Broadband and Television

United States

After adding 839 thousand new clients in the first quarter—127.1% more than in the prior year—we finished March with 23.2 million clients, up 15.4% year on year.

Revenue growth remained strong at 39.8% year-on-year, resulting in first quarter revenues totaling 1.5 billion. Our bucket plans StraightTalk and Telcel America continued to gain share of Tracfone’s commercial plans and helped drive a 15.8% increase in ARPUs, with MOUs soaring to 526 minutes per month.

First quarter EBITDA was 68 million dollars, equivalent to 4.5% of revenues. The decline in the EBITDA margin was mostly related to the fast pace of subscriber growth and its impact on subscriber acquisition costs.

Income Statement (IFRS)
United States
Millions of Dollars
	1Q13	1Q12	Var.%

Total Revenues	1,514	1,083	39.8%
Service Revenues	1,284	970	32.3%
Equipment Revenues	230	112	104.5%

EBITDA	68	140	-51.3%
% total revenues	4.5%	12.9%

EBIT	59	132	-55.2%
%	3.9%	12.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

United States Operating Data (IFRS)
	1Q13	1Q12	Var.%
Wireless Subscribers (thousands)	23,230	20,131	15.4%
MOU	526	404	30.0%
ARPU (US$)	19	16	15.8%
Churn (%)	3.7%	3.9%	(0.2)

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM- Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin – The ratio of EBITDA to total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services.  It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – A company’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period.  It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD

	1Q13	1Q12	Var.%

Mexico
EoP	12.35	12.80	-3.5%
Average	12.66	13.02	-2.8%

Brazil
EoP	2.01	1.82	10.5%
Average	2.00	1.77	12.9%

Argentina
EoP	5.12	4.38	17.0%
Average	5.02	4.34	15.5%

Chile
EoP	473	487	-3.1%
Average	473	489	-3.4%

Colombia
EoP	1,832	1,785	2.7%
Average	1,791	1,801	-0.6%

Guatemala
EoP	7.78	7.69	1.1%
Average	7.84	7.77	0.9%

Honduras
EoP	20.32	19.41	4.7%
Average	20.22	19.29	4.8%

Nicaragua
EoP	24.41	23.25	5.0%
Average	24.27	23.10	5.1%

Costa Rica
EoP	505	514	-1.8%
Average	506	515	-1.8%

Peru
EoP	2.59	2.67	-3.0%
Average	2.57	2.68	-4.0%

Paraguay
EoP	4,022	4,324	-7.0%
Average	4,074	4,445	-8.4%

Uruguay
EoP	18.95	19.54	-3.0%
Average	19.15	19.53	-2.0%

Dominican Republic
EoP	41.15	39.10	5.2%
Average	40.94	38.47	6.4%

Exchange Rates Local Currency units per Mexican Peso

	1Q13	1Q12	Var.%

USA
EoP	0.08	0.08	3.6%
Average	0.08	0.08	2.8%

Brazil
EoP	6.13	7.03	-12.7%
Average	6.34	7.36	-13.9%

Argentina
EoP	2.41	2.92	-17.5%
Average	2.52	3.00	-15.8%

Chile
EoP	0.026	0.026	-0.5%
Average	0.027	0.027	0.7%

Colombia
EoP	0.0067	0.0072	-6.0%
Average	0.0071	0.0072	-2.2%

Guatemala
EoP	1.59	1.66	-4.6%
Average	1.61	1.67	-3.6%

Honduras
EoP	0.61	0.66	-7.8%
Average	0.63	0.67	-7.2%

Nicaragua
EoP	0.51	0.55	-8.1%
Average	0.52	0.56	-7.4%

Costa Rica
EoP	0.02	0.02	-1.8%
Average	0.03	0.03	-1.0%

Peru
EoP	4.77	4.80	-0.6%
Average	4.92	4.85	1.3%

Paraguay
EoP	0.0031	0.0030	3.7%
Average	0.0031	0.0029	6.1%

Uruguay
EoP	0.65	0.66	-0.5%
Average	0.66	0.67	-0.8%

Dominican
EoP	0.30	0.33	-8.3%
Average	0.31	0.34	-8.6%

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	Attorney-in-fact